Exhibit 12

INTERNATIONAL SEAWAYS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended	Year ended December 31,
(dollars in thousands)	March 31, 2018	2017	2016	2015	2014	2013
Earnings:
(Loss)/income from continuing operations before income taxes	(29,308)	(106,044)	(17,783)	173,310	(118,355)	(719,588)
Add: Distributions from equity investees, net of equity in (earnings) of equity investees	275	(8,677)	684	(1,166)	(2,827)	(33,460)
Add: Fixed charges	13,221	49,147	47,762	51,234	85,505	21,108
Less: Interest capitalized during the period	-	-	-	-	-	-
Add: Amortization of capitalized interest	300	1,400	1,400	1,400	1,400	1,800
Total earnings	(15,512)	(64,174)	32,063	224,778	(34,277)	(730,140)
Fixed Charges:
Interest expense (a)	11,621	41,247	40,362	44,134	74,105	1,408
Less: Amounts attributable to early retirement of debt	-	-	-	-	-	-
Interest capitalized during the period	-	-	-	-	-	-
Interest component of rental expense	1,600	7,900	7,400	7,100	11,400	19,700
Total fixed charges	13,221	49,147	47,762	51,234	85,505	21,108
RATIO OF EARNINGS TO FIXED CHARGES	b	c	d	4.39	e	f

a Interest expense includes pension benefit obligation interest and amortization of debt expense and any discount or premium related to indebtedness.

b Due to the registrant's loss in the first quarter of 2018, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $28,733 to achieve a coverage of 1:1.

c Due to the registrant's loss in 2017, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $113,321 to achieve a coverage of 1:1.

d Due to the registrant's loss in 2016, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $15,699 to achieve a coverage of 1:1.

e Due to the registrant's loss in 2014, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $119,782 to achieve a coverage of 1:1.

f Due to the registrant's loss in 2013, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $751,248 to achieve a coverage of 1:1.